SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Charter Communications, Inc.

NAME OF PERSON RELYING ON EXEMPTION: SEIU Benefit Plans Master Trust

ADDRESS OF PERSON RELYING ON EXEMPTION: 1800 Massachusetts Avenue, NW, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

March 29, 2021

Dear Fellow Charter Communications Shareholder,

The COVID-19 pandemic has highlighted the magnitude and impact of corporate lobbying on issues ranging from limiting corporate liability for pandemic-related claims1 to COVID-19 relief funds2 to the designation of businesses as “essential.”3

Charter Communications (“Charter” or the “Company”) shareholders can call for greater disclosure of Charter’s direct and indirect lobbying expenditures at the Company’s annual shareholder meeting on April 27, 2021. Item #3 on Charter’s proxy card, “Stockholder Proposal Regarding Lobbying Activities,” asks Charter to disclose policies and procedures governing lobbying, payments used for direct or indirect lobbying as well as grassroots lobbying communications, membership in and payments to tax-exempt organizations that write and endorse model legislation, and the board and management’s decision making process for making those payments. In our view, full disclosure would:

•	Help to safeguard Charter’s reputation;
•	Promote greater alignment of lobbying activities with Charter’s values and long-term value creation; and
•	Not impose an undue administrative burden on Charter

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1 https://www.washingtonpost.com/business/2020/08/25/americas-biggest-business-lobby-is-behind-republicans-push-shield-employers-coronavirus-liability/

2 https://www.vox.com/recode/22192545/covid-vaccine-corporations-lobby-cdc

3 https://www.politico.com/newsletters/politico-influence/2020/04/10/inside-the-lobbying-campaign-to-get-industries-designated-essential-786788

Grassroots lobbying, encouraging the public to take action with respect to legislation or regulation, creates the risk that a company or organization will come under fire for “astroturfing.” Astroturfing is “organized activity that is intended to create a false impression of a widespread, spontaneously arising, grassroots movement in support of or in opposition to something (such as a political policy) but that is in reality initiated and controlled by a concealed group or organization (such as a corporation).”4

This occurred with one of Charter’s trade associations in 2015 during the pitched battle over net neutrality, the requirement that cable and internet service providers “treat all content flowing through their cables and cell towers equally.”5 Net neutrality, which was ended by the FCC in 2017, prevented service providers from blocking or slowing down content from companies that do not pay for priority access. Net neutrality is very popular, with four out of five Americans favoring it.6 NCTA—the Internet and Television Association (“NCTA”) conducted a “stealth campaign” against net neutrality, setting up an organization that purported to collect “suggestions” for the “future of the Internet” without disclosing its backers or the use to which the suggestions would be put.7 An investigative reporter discovered and reported on NCTA’s role.8

A grassroots lobbying campaign by another organization of which Charter is a member,9 Broadband for America (“BfA”), also generated controversy. An investigation by BuzzFeed News found that a BfA vendor “misappropriated names and personal information as part of a bid to submit more than 1.5 million statements” to the FCC opposing net neutrality, in what BuzzFeed called “one of the most prolific uses of political impersonation in US history.” BuzzFeed found compelling evidence that the vendor had used personal information exposed in a large data breach to generate nearly identical comments; many commenters denied submitting comments.10 Disclosure of future grassroots lobbying efforts, direct or through trade associations, would allow shareholders to evaluate the reputational and regulatory risks created by these kinds of campaigns.

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4 https://www.merriam-webster.com/dictionary/astroturfing

5 https://www.wired.com/story/guide-net-neutrality/

6 https://thehill.com/policy/technology/435009-4-in-5-americans-say-they-support-net-neutrality-poll

7 https://www.propublica.org/article/mysterious-campaign-appears-to-be-latest-salvo-in-net-neutrality-battle

8 https://www.propublica.org/article/mysterious-campaign-appears-to-be-latest-salvo-in-net-neutrality-battle

9 https://www.broadbandforamerica.com/about-us/

10 https://www.buzzfeednews.com/article/jsvine/net-neutrality-fcc-fake-comments-impersonation

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Charter’s proxy statement.

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A company’s reputation can be damaged by revelations that it promotes legislative or regulatory measures that are inconsistent with the company’s stated values or positions. Such damage would raise concerns for Charter, whose reputation is already poor due to customer service and employee satisfaction problems.11 Corporate reputation translates into financial consequences. Estimates peg the value of corporate reputation at over one-third of market capitalization12 and one researcher concluded that reputation drives between three and 7.5% of annual revenues.13 According to the Reputation Institute, a one-point increase in overall reputation score is correlated with a 2.6% increase in share value.14

Charter claims: “Our commitment to build out our network to reach more unserved, including rural, areas will continue in the years ahead. By bringing high-speed broadband access to more people, we are empowering them to find the opportunities they need to thrive in the 21st Century, regardless of whether they live in a small town or an urban center.”15 NCTA, however, lobbied against raising the minimum broadband speed for internet service providers participating in the Connect America Fund, which subsidizes build-out of rural broadband networks, despite the fact that the existing minimum was not sufficient to deliver video.16 Comprehensive disclosure would enhance oversight of direct and indirect lobbying activities and promote alignment with Charter’s values and policy positions.

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11 See https://247wallst.com/special-report/2017/01/10/americas-most-hated-companies-4/5/; https://buffalonews.com/business/local/how-can-spectrum-one-of-americas-most-hated-companies-justify-rate-hikes/article_7c1377a0-5a58-59f3-95c0-170e43210ac2.html; https://www.cheatsheet.com/money-career/the-most-disgraceful-corporations-americans-have-to-deal-with-every-day.html/; https://stopthecap.com/2018/10/03/j-d-power-survey-rates-charter-spectrum-and-frontier-among-worst-in-satisfaction/

12 “The 2018 U.K. Reputation Dividend Report,” at 1 (http://reputationdividend.com/files/6215/1939/6597/UK_2018_report_Final.pdf); https://mumbrella.com.au/new-research-finds-strong-corporate-reputation-helps-companies-weather-financial-storms-587354

13 See https://instituteforpr.org/reputation/

14 https://www.reputationinstitute.com/

15 https://policy.charter.com/resource-hub/network-investment-access

16 https://arstechnica.com/information-technology/2014/12/ignoring-att-and-verizon-protests-fcc-says-broadband-has-to-be-10mbps/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Charter’s proxy statement.

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Charter makes no disclosure regarding its relationship with the American Legislative Exchange Council (“ALEC”), which Charter reportedly funds.17 ALEC drafts and promotes model bills, which have been characterized as “wish lists for special interests.”18 ALEC drafted a bill limiting liability for businesses from employees or customers who contract COVID-19.19 ALEC joined last year with far-right groups to form the “Save Our Country Task Force” (“SOC”), which lobbied against public health quarantine orders aimed at slowing the spread of COVID-1920 even though public health experts opined that premature reopening would trigger a second wave of infections.21 SOC also pushed to limit COVID-19 relief spending.22 Association with this effort, which advocated positions not supported by most Americans,23 could damage the reputation of ALEC’s funders.

Charter’s Statement in Opposition to the Proposal includes discussion of its policies related to political spending—that is, contributions to candidates, parties and other groups intended to influence the outcome of an election—which are not relevant to the Proposal. Charter also points to publicly reported data about its direct lobbying available on federal government web sites, which do not include any information about lobbying at the state level. State lobbying can be significant: For example, the NCTA has lobbied in many states to restrict build-out of municipal broadband.24 Finally, we do not believe that implementing the Proposal would require “unproductive consumption of valuable time and corporate resources,” as Charter urges; given the centrality of public policy advocacy to Charter’s business, Charter’s “policy leadership team”25 likely maintains data regarding its lobbying activities in a form that could be disclosed to shareholders without unreasonable effort.

For the reasons discussed above, we urge you to vote FOR Item 3 on Charter’s proxy card. If you have any questions, please contact Renaye Manley via email at renaye.manley@seiu.org.

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17 https://www.commoncause.org/wp-content/uploads/2020/05/Charter-ALEC-COVID-letter-FINAL.pdf

18 www.usatoday.com/story/news/investigations/2019/04/03/alec-american-legislative-exchange-council-model-bills-republican-conservative-devos-gingrich/3162357002/

19 https://news.bloomberglaw.com/daily-labor-report/red-states-to-get-blueprint-on-limiting-business-virus-liability

20 https://www.commoncause.org/wp-content/uploads/2020/05/Charter-ALEC-COVID-letter-FINAL.pdf; https://www.alec.org/press-release/from-freedomworks-conservative-groups-launch-save-our-country-task-force/

21 https://www.theguardian.com/us-news/2020/jun/01/save-our-country-coalition-states-reopen

22 https://www.theguardian.com/us-news/2020/jun/01/save-our-country-coalition-states-reopen

23 https://www.kff.org/coronavirus-covid-19/report/kff-health-tracking-poll-july-2020/

24 https://arstechnica.com/tech-policy/2014/02/isp-lobby-has-already-won-limits-on-public-broadband-in-20-states/

25 See https://policy.charter.com/overview

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Charter’s proxy statement.

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